1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christina Fettig

Re:	Sarbanes-Oxley Review of Select Series of Schwab Capital Trust (File Nos. 033-62470 and 811-07704); Schwab Investments (File Nos. 033-37459 and 811-06200); and Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

This letter responds to comments that you conveyed orally via a telephone conference with Robin Nesbitt and Michael Cirelli of Charles Schwab Investment Management, Inc., dba Schwab Asset Management (“Schwab”), and Stephen Cohen and Phillip Garber of Dechert LLP on March 9, 2022, in connection with your review of certain filings and other materials of select series of the Registrants (each, a “Fund”) pursuant to the Sarbanes-Oxley Act of 2002. As you noted during the telephone conference, your comments relate to the Registrants’ most recent annual and semi-annual reports to shareholders (collectively, the “Reports”) filed with the Securities and Exchange Commission (“SEC”), and you noted that the Registrants should incorporate any changes resulting from your comments in future shareholder reports, as applicable. A summary of your comments, followed by the Registrants’ responses, is set forth below:

Prospectus

1.	Comment: The SEC staff (“Staff”) notes that investments in Chinese companies represent a significant portion of the Schwab Emerging Markets Equity ETF’s portfolio. Please consider adding risk disclosure to the Fund’s prospectus to address the risks specific to investing in China.

Response: The Schwab Emerging Markets Equity ETF prospectus currently includes risk disclosure that addresses the risks specific to foreign investments and emerging markets that covers in all material respects the risks associated with the Fund’s investments in Chinese companies. The Registrant further notes that the Item 9 disclosure in the statutory prospectus provides a “Variable Interest Entities Risk” and the Statement of Additional Information provides detailed disclosure regarding the risks of investing in China. The

Registrant will continue to review the applicable disclosure and determine what, if any, changes are necessary.

2.	Comment: The Staff notes that the Schwab Large-Cap Growth Fund holds several issuers that individually comprise more than 5% of the Fund’s portfolio and collectively comprise more than 35% of the Fund’s portfolio. In light of the forgoing, please explain how the Fund meets the diversification requirements of the Investment Company Act of 1940 (the “1940 Act”).

Response: Under the 1940 Act and the rules, regulations and interpretations thereunder, a “diversified company,” as to 75% of its total assets, may not purchase securities of any issuer (other than obligations of, or guaranteed by, the U.S. government or its agencies, or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer’s voting securities would be held by the fund. With respect to 75% of the Fund’s assets, the Fund notes that it has not purchased the securities of any issuer that resulted in more than 5% of its assets being invested in such issuer. Rather, the Fund’s collective position of more than 35% in portfolio holdings of several issuers that individually comprise more than 5% of the Fund’s portfolio is the result of market fluctuations that occurred after the Fund’s purchase of such issuers. As such, the Fund has at all times satisfied the diversification requirements of the 1940 Act.

3.	Comment: The Staff notes that each of the Schwab U.S. Large-Cap Growth Index Fund, the Schwab Large-Cap Growth Fund, and the Schwab U.S. Large-Cap Growth ETF had significant exposure to the information technology sector over the past three years. Please consider adding disclosure to the prospectus for these Funds to address the risks specific to investments in the information technology sector.

Response: Schwab has reviewed the prospectuses of the Funds identified by the Staff as having made significant investments in the information technology sector and believes that the current prospectus disclosure appropriately describes each Fund’s principal investment strategies and corresponding risks. The Registrants therefore respectfully decline to add the suggested disclosure. However, in-line with the Registrant’s current practice, the Registrants will consider risk disclosure updates, as it deems appropriate, in connection with the next annual update.

Financial Statements

4.

Comment: The Staff notes that Schedule of Investments included in the shareholder reports of certain Funds, including for example the Schwab U.S. Aggregate Bond Index Fund, indicate the Funds hold securities that convert to floating rate after fixed rate period.

Consider disclosing when the fixed rate period will terminate and what the floating rate will be upon the termination of the fixed rate period. Please refer to the minutes of the February 20, 2018 meeting of AICPA Investment Company Expert Panel for guidance on this topic.

Response: The Registrants will include additional disclosure in response to this comment in future shareholder reports.

5.	Comment: Please respond to the following questions relating to professional fees associated with the filing of foreign tax reclaims:

(i)	The Staff notes that professional fees associated with the filing of foreign tax reclaims appear to be netted against recovered foreign tax reclaims in the Statement of Operations. Please explain the rationale for netting the professional fees against recovered foreign tax reclaims instead of disclosing the recovered reclaims as an expense.

(ii)	Please explain whether the Funds have entered into closing agreements with the Internal Revenue Service on any foreign tax reclaims and, if so, how the professional fees may be presented in the financial statements.

(iii)	The Staff notes that certain Funds have recaptured professional fees. Please explain whether the Funds should have indicated their responses to Item C.8 of Form N-CEN that (a) the Fund had an expense limitation arrangement in place during the reporting period; (b) whether any expenses were reduced or waived pursuant to the expense limitation arrangement during the period; (c) whether the fees waived were subject to recoupment; and (d) whether any expenses previously waived were recouped during the period.

Response: By way of background, the Funds pay professional fees for filing the foreign tax reclaims. Those fees are waived by Schwab and are subject to recoupment by Schwab to the extent the Funds are able to recover foreign tax reclaims. During the period, some of the Funds successfully recovered foreign tax reclaims and Schwab recouped the previously paid professional fees that it had paid on behalf of the Funds.

(i)	As noted above, professional fees for filing the foreign tax reclaims are waived by Schwab and are subject to recoupment to the extent the Funds are able to recover foreign tax reclaims. As a result, once a Fund recovers a foreign tax reclaim, the professional fees are netted against recovered foreign tax reclaims instead of disclosing the recovered reclaims as an expense.

(ii)	No funds have entered into a closing agreement.

(iii)	As noted above, Schwab agreed to pay the professional fees on behalf of the Funds in exchange for reimbursement of the professional fees upon the successful recovery of the foreign tax reclaims. The Funds will reflect the arrangement in response to Item C.8 in future filings.

6.	Comment: With respect to the Schwab International Opportunities Fund (formerly, the Laudus International MarketMasters Fund), please disclose in the financial notes that the sub-advisory fees payable to the Fund’s sub-advisers are paid by Schwab. If Schwab and the Fund do not have aggregate fee relief, disclose the sub-advisory fee rates payable to the sub-advisers.

Response: The Fund will revise the disclosure in future filings to clarify that the fees payable to the sub-advisers are paid by Schwab. Schwab and the Fund have aggregate fee relief and therefore respectfully decline to disclose the rates.

7.	Comment: The disclosure in the Funds’ financial notes concerning transactions made pursuant to Rule 17a-7 of the 1940 Act includes the “Total Aggregate Transactions” and “Realized Gains (Losses)” associated with such transactions. Please explain how the total aggregate transaction figures are calculated. As part of your explanation, please confirm whether the figures are net of purchases and sales. Going forward, please disclose aggregate purchases and sales separately.

Response: “Total Aggregate Transactions” are not netted figures, they represent absolute amounts for purchases and sales and then they are simply added together. The Registrants will disclose purchases and sales separately in future shareholder reports.

8.	Comment: The Staff notes that the Schwab MarketTrack Portfolios have an expense limit of 50 basis points. The Funds appear to be operating under the expense limit, but the Statement of Operations include expense reductions. Please explain what these expense reductions relate to and whether they have been disclosed in the financial notes.

Response: The expense reductions relate to voluntary waivers for certain Funds that have both shareholder servicing fees and transfer agency fees. These Funds waive the transfer agency fees when they are operating below their stated expense cap.  The amounts related to this voluntary waiver are immaterial, and as such have not been discussed in the financial notes.

9.	Comment: In future Form N-CSR filings, please disclose more detail in your response to Item 4.C about the nature of the services rendered by the principal accountant for the audit-related fees and the tax fees.

Response: The Funds will consider disclosing more detail in future Form N-CSR filings consistent with industry practice.

10.	Comment: In response to Item 27(d)(6)(i) concerning board approval of investment advisory contracts, please include more specificity in future Form N-CSR filings about the board’s review of Fund expenses. The Staff notes that the current disclosure indicates that the board reviewed information comparing the Funds’ expenses against those of other mutual funds, but the disclosure does not include specific detail about the Funds’ expenses.

Response: The Registrants believe that the current disclosure complies with the disclosure requirements of Item 27(d)(6)(i) of Form N-1A. The disclosure identifies the material factors and the conclusions with respect thereto that formed the basis of each board’s approval of the applicable advisory agreement. In addition, the disclosure describes the comparisons that were relied on by the board and how the comparisons assisted the board in concluding that the applicable agreement should be approved. Notwithstanding the foregoing, the Registrants will consider adding additional specificity in future reports regarding the board’s consideration of Fund expenses.

11.	Comment: The Staff notes that the Schwab International Opportunities Fund (formerly, the Laudus International MarketMasters Fund) indicated in its response to Item C.7.e of Form N-CEN that the Fund relied on Rule 17a-7 during the period. However, the Fund’s financial notes did not include corresponding Rule 17a-7 disclosure. Please confirm whether Rule 17a-7 disclosure should be included in the financial notes.

Response: The Fund confirms that Item C.7.e of its Form N-CEN was correctly checked because the Fund engaged in transactions relying on Rule 17a-7 by one of its sub-advisers. The Fund will include corresponding Rule 17a-7 disclosure in its financial notes in future filings.

12.	Comment: The Staff notes that the Schwab Opportunistic Municipal Bond Fund was formed as part of a shell merger and in connection with the merger underwent a change in the Fund’s independent registered public accountant. Although the financial statements did include the required change in accountant disclosure, it does not appear that the Fund filed a letter of the former auditor as required by Item 13(a)(4) of Form N-CSR. See IM-DCFO 1998-04 Change in Independent Public Accountants.

Response: The Form N-CSR will be amended to include the required letter of the former auditor.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen